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                             January 17, 2024

       Bala Padmakumar
       Chief Executive Officer
       Monterey Capital Acquisition Corp
       419 Webster Street
       Monterey, CA 93940

                                                        Re: Monterey Capital
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed December 21,
2023
                                                            File No. 333-276182

       Dear Bala Padmakumar:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4 filed December 21, 2023

       Cover Page

   1. Please disclose the amount of securities being offered, as required by Item 501(b)(2) of
                                                        Regulation S-K, as
referenced in Item 1 of Form S-4. This would include the common stock that may be
issued upon exercise of outstanding options being assumed in connection with the
business combination. Please also revise the registration statement fee table to reflect the
additional amount that may be issued to the extent MCAC   s transaction
                                                        expenses exceed
$8,000,000 and clearly disclose on the cover page the maximum additional amount.
Lastly, please clearly disclose the Exchange Ratio as of a recent practicable date on the
cover page and elsewhere in the prospectus.
   2.                                                   Please prominently
disclose when discussing the approximate ownership percentages after the business
combination, that MCAC public stockholders will not know at the time of the vote the percentage of
shares they will hold in the combined company.
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 2 17, 2024 Page 2
FirstName LastName
How to Obtain Additional Information, page i

3. Please clearly state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. See Item 2(2) of Form S-4.
What voting power will current MCAC stockholders ....?, page 8

4. Please revise the table to reflect interim levels of redemption. In addition, please revise to disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please also revise the
         MCAC public stockholders' ownership to reflect the common stock to be issued upon consummation of the business combination from the rights.
5. Please revise here and elsewhere as appropriate to explain the purpose of the Forward
         Purchase Agreement and disclose whether any shares have been purchased by Meteora pursuant to this agreement to date. In addition, please explain the statement in footnote 2 that the maximum amount of 1.8 million common shares that Meteora is allowed to purchase is "due to the remainder of the shares being subject to lock up
         agreements." Please explain the reference to lock up agreements, as it does not appear any public shareholders are subject to lock up agreements.
6. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination.
         Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
7. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
8. It appears that underwriting fees remain constant and are not adjusted based upon redemptions. Please include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
9. Please clarify whether the anti-dilution rights of the class B common shares will apply to this transaction or whether these rights have been waived.
10. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 3 17, 2024 Page 3
FirstName LastName
What happens if the Business Combination is not consummated?, page 14

11. Please briefly address the total amount of transaction expenses incurred to date. Please clarify whether MCAC has sufficient funds outside of the trust to cover the potential $1.2 million of ConnectM transaction expenses. If not, clarify whether ConnectM waived its right to claims against the trust and provide clear disclosure of the associated risks. Lastly, clearly disclose those specific circumstances that would result in MCAC reimbursing these transaction expenses.
Summary of the Proxy Statement/Prospectus, page 16

12. Please include a summary of the US federal income tax considerations. See Item 3(k) of
         Form S-4.
13. Provide clear and quantified disclosure about the portion of the combined company's total outstanding shares that may be sold into the market following the business combination.
14. Please revise the summary disclosure concerning ConnectM and the risk factors to highlight the net losses, negative cash flow from operations and going concern.
Amended and Restated Registration Rights Agreement, page 20

15. Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will have registration rights following the consummation of the Business
         Combination. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below the IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.
Forward Purchase Agreement, page 20

16. Please revise to clearly disclose the purpose for entering into this agreement, which appears to be to reduce the redemption rate. Please provide your analysis on how such purchases comply with Rule 14e-5. Revise to discuss the risks that this agreement may pose to the company and other stockholders. For example, discuss how the purchases would impact the cash you have available for other purposes and to execute your business strategy. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with this arrangement. Please revise to disclose whether MCAC, ConnectM, or their directors, officers, advisors or respective affiliates had material relationships with
         Meteora at the time the FPA was negotiated. Please revise to provide hypothetical scenarios illustrating how the FPA would work so that investors can better understand the potential transactions. Lastly, please clarify whether Meteora and its affiliates continue to own the public shares and founder shares it acquired at the time of the IPO.
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 4 17, 2024 Page 4
FirstName LastName
Interests of Certain Persons in the Business Combination, page 23

17. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business
         combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors.
18. When discussing the market value of the shares held by the sponsor please compare that to the price paid for such shares.
19. Clearly identify each officer and/or director of MCAC that may remain as a director of the combined company. Clearly disclose the "certain closing conditions" upon which this is contingent, as referenced on page 15.
Risk Factors
A new 1% U.S. federal excise tax could be imposed...., page 37

20. We note the disclosure regarding the stock buyback excise tax enacted as part of the
         Inflation Reduction Act in August 2022. Include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Please also describe the risks of the excise tax applying to redemptions in connection with:
                   liquidations that are not implemented to fall within the
meaning of    complete
         liquidation    in Section 331 of the Internal Revenue Code,
                   extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
                   de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Failure to remain in compliance with covenants under our credit and loan agreements ...., page
54

21. Please update the information in this risk factor regarding Libor. The Business Combination Proposal
Background of the Business Combination, page 93

22. We note that MCAC consulted with EF Hutton during the negotiations. Please clearly describe the role of EF Hutton in the de-SPAC transaction, and the level of diligence EF
         Hutton performed in connection with the transaction.
23. Please clearly disclose whether the May 23 email from Bhaskar Panigrahi was the first
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 5 17, 2024 Page 5
FirstName LastName
         communication between the parties and clarify how Bhaskar Panigrahi was made aware of
         MCAC. In addition, please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please disclose the material terms for any proposals and subsequent proposals and counter offers, clarify discussion points, and explain how and why any terms were revised over time.
24. Please include a discussion of the negotiations as they relate to the October 12, 2023 amendment to the merger agreement.
Summary of ConnectM Financial Analysis, page 98

25. We note your disclosure summarizing financial projections provided by ConnectM from
         2020 to 2024. Please address the following:
             It appears that the Adjusted EBITDA amounts from 2020 to 2022 on page 99 do not match the Adjusted EBITDA amounts on page 101. Please clarify and/or revise your disclosure accordingly;
             Please clarify if the 2023 adjusted EBITDA amount of $6,240,000 on page 101 actually represents "EBITDA" as disclosed in the table on page 99; and
             We note that some of your projections are reflected as one-time/non-recurring expenses. Please tell us in greater detail the nature of these expenses, as it is not clear why they are considered one-time/non-recurring given that these projections are provided from 2020 to 2022.
26. Please revise to provide the material estimates and assumptions that supported the projections presented on pages 99 and 101. Please disclose whether the projections are based on assumptions about growth rates and, if so, clarify whether the growth rates are based upon growth in operations or growth through acquisition and whether such rates are reasonable. Please tell us and disclose whether the projections are in line with historic operating trends. If they are not, please disclose why the change in trends is appropriate and assumptions are reasonable. Include within your revised disclosure factors or contingencies that would affect such growth ultimately materializing. Please tell us whether alternative cases of projections exist.
27. Please revise the table on page 99 to clearly reflect the information that is historical versus projected. To the extent the actual financial results differ from the projected information, please discuss the reasons.
28. We note the disclosure on page 100 that the gross margin projections are largely based upon plans to invest proceeds from the business combination into gross margin expansion initiatives. Please provide clear disclosure of the impact significant redemptions could have upon these projections.
 Bala Padmakumar
Monterey Capital Acquisition Corp
January 17, 2024
Page 6
29. We note the statements on page 99 and 103 that investors should "not to rely on the forecasts in making a decision regarding the Business Combination", and on page 101 that
         "reliance should not be placed on the forecasts." However, you have used and included the projections in this registration statement. Please revise to remove any implication that shareholders may not consider or rely on the disclosures.
Valuation Analysis, page 101

30. Please revise to further explain how you determined that the peer group median revenue multiple was 5.9x on December 31, 2022. Also explain how MCAC determined the base case and conservative case.
31. Please revise to explain how the peer groups were identified. Please disclose the specific criteria used to select comparable companies, including whether any comparable companies meeting the selection criteria were excluded from the analyses. Please provide information on the comparability of the companies and transactions selected, including the development stages of the companies and whether the companies had any commercial products or revenues.
Current Market Conditions, page 104

32. Given the significant amount of time that has lapsed since the signing of the merger agreement, please confirm whether or not the projections still reflect
management   s views
         on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. Material U.S. Federal Income Tax Consequences, page 123

33. Please remove the references to the tax discussion in the prospectus being a "general summary." Investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.
34. We note statements on page 124 regarding the treatment of redemptions under U.S.
       federal income tax regulations. We also note that the Business Combination Agreement seeks treatment under Section 368(a) for aspects of the transaction. Please amend the disclosure here, and elsewhere as appropriate, to describe the federal income tax consequences of the entire transaction, including the merger, and not just the
       federal income tax consequences of redemptions. If the merger will result
       in tax consequences to U.S. shareholders that are material, please file a tax opinion as an exhibit to the registration statement.
FirstName LastNameBala Padmakumar
Business of ConnectM, page 141
Comapany NameMonterey Capital Acquisition Corp
JanuaryPlease
35.            clarify
         17, 2024  Pagethe6 seasonality of your business on page 147.
FirstName LastName
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 7 17, 2024 Page 7
FirstName LastName
Liquidity and Capital Resources, page 155

36. Please identify the lenders. Please ensure all material agreements relating to the notes discussed in this section are filed as exhibits. For instance, we note that the promissory notes filed as Exhibits 10.19 and 10.20 reference related agreements such as the Credit
         Agreement, Security Agreement and Purchase Agreement.
37. Please clarify whether this transaction would fall within the definition of a "qualified financing" and file the convertible notes agreement as an exhibit.
38. Please provide disclosure of the high yield notes and convertible notes due from MCAC as reflected on pages F-82 and F-83. Please also discuss the Future Receipts Agreement with Libertas. File all material agreements as exhibits.
Unaudited Pro Forma Condensed Combined Financial Information, page 160

39. It appears that subtotals and totals in your pro forma financial statements do not properly foot or cross foot. Please revise accordingly throughout your pro forma statements.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 169

40. We note your adjustments for transaction costs at footnote (2) in your unaudited pro forma condensed combined statements of operations. Please explain to us why transactions costs are being removed from the historical financial statements for the nine months ended
         September 30, 2023. Additionally, please reconcile the adjustment of $1.4 million for the year ended December 31, 2023 to total transaction costs of $2.0 million incurred by
         MCAC as disclosed in adjustment (5) to your unaudited pro forma condensed combined balance sheet as of September 30, 2023.
Warrants
Public Warrants, page 181

41. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Security Ownership of Certain Beneficial Owners and Management, page 196

42.      Please disclose the sponsor and its affiliates    total ownership
interest in the combined
         company, including all securities that could be exercisable or convertible within 60 days of completion of the business combination.
43. Please provide clear disclosure of the beneficial ownership of ConnectM before the business combination. See Item 18(a)(5)(ii) of Form S-4.
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 8 17, 2024 Page 8
FirstName LastName
ConnectM's Executive and Director Compensation, page 205

44. Please update the compensation information to include the most recent fiscal year ended
         December 31, 2023.
45. Please discuss any anticipated changes to the compensation arrangements or agreements post-business combination.
Certain Relationships and Related Transactions, page 208

46. Please clearly disclose the basis on which Avanti Computing PVT, Ltd is a related person. See Item 404(a)(1) of Regulation S-K.
Experts, page 212

47. Please tell us how you determined that it was not necessary to reference the financial statements of Florida Solar Products, Inc. as of and for the year ended December 31, 2021 in your Experts section. Refer to Item 509 of Regulation S-K. Index to Financial Statements, page F-1

48. Please tell us how you determined it was not necessary to provide financial statements for Florida Solar Products, Inc. for the latest interim period prior to acquisition. Refer to
         Rule 3-05(b)(2) of Regulation S-X.
Audited Financial Statements of ConnectM Technology Solutions, Inc.
Note 4: Business Combinations, page F-65

49.      We note you acquired Airflow Service Company, Inc. effective May 1,
2022 for
         total consideration of $750,000. Please tell us how you considered the requirements to provide financial statements of the acquired business in accordance with Rule 8-04 of
         Regulation S-X, and unaudited pro forma financial information in accordance with Rule
         8-05 of Regulation S-X.
General

50.      We note MCAC   s charter waives the corporate opportunities doctrine.
Please address this
         potential conflict of interest and whether it impacted your search for an acquisition target.
51. We note that EF Hutton was the underwriter for the initial public offering of MCAC.
         Please tell us, with a view to disclosure, whether you have received notice from EF
         Hutton about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for
the SPAC   s initial
         public offering.
 Bala Padmakumar
FirstName  LastNameBala  Padmakumar
Monterey Capital Acquisition Corp
Comapany
January 17,NameMonterey
            2024          Capital Acquisition Corp
January
Page 9 17, 2024 Page 9
FirstName LastName
52. Please provide the approximate per share redemption amount as of a consistent recent practicable date. We note the disclosure on page 82 regarding possible redemptions is as of September 31, 2023, while elsewhere the possible redemption amount is as of
         November 30, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Jeffrey Cohan